As filed with the Securities and Exchange Commission on May 22, 2026

1933 Act File No. 333-293785

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 ☒

(Check appropriate box or boxes)

AQR Funds

(Exact Name of Registrant as Specified in Charter)

One Greenwich Plaza

Suite 130

Greenwich, CT 06830

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (203) 742-3600

H.J. Willcox, Esq.

Principal & Chief Legal Officer

AQR Capital Management, LLC

One Greenwich Plaza

Suite 130

Greenwich, CT 06830

(Name and Address of Agent for Service)

With copies to:

Ryan P. Brizek, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001	Bissie K. Bonner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933 and will be effective upon filing.

Title of Securities Being Registered: Shares of Beneficial Interest, par value, $0.001 per share.

Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940; accordingly, no fee is payable with this filing in reliance upon Section 24(f).

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-293785) (the “N-14 Registration Statement”) consists of the following:

1. Facing Sheet.

2. Part C Information.

3. Exhibits.

Parts A and B to the N-14 Registration Statement are unchanged from the Combined Information Statement/Prospectus filed on March 30, 2026 pursuant to Rule 497 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file the opinion of Simpson Thacher & Bartlett LLP with respect to tax consequences of each Reorganization as Exhibit 12 to the N-14 Registration Statement.

PART C

OTHER INFORMATION

Item 15.  Indemnification

Article VII, Section 2 of the Declaration of Trust provides as follows:

A Trustee, when acting in such capacity, shall not be personally liable to any person other than the Trust or a beneficial owner for any act, omission or obligation of the Trust or any Trustee. A Trustee shall not be liable for any act or omission or any conduct whatsoever in his capacity as Trustee, provided that nothing contained herein or in the Delaware Act shall protect any Trustee against any liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee hereunder. No Trustee who has been determined to be an “audit committee financial expert” (for purposes of Section 407 of the Sarbanes-Oxley Act of 2002 or any successor provision thereto) by the Board of Trustees shall be subject to any greater liability or duty of care in discharging such Trustee’s duties and responsibilities by virtue of such determination than is any Trustee who has not been so designated.

Article VII, Section 3 of the Declaration of Trust provides as follows:

(a) For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “ liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b) Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By- Laws:

(i) every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii) every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii) every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c) Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d) No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e) The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(f) Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Article VII, Section 1 of the By-Laws provides as follows:

With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided hereunder or pursuant to the Declaration of Trust to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i) by the court or other body before which the Proceeding was brought;

(ii) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

Item 16. Exhibits

(1)(a)	Certificate of Trust as filed with the State of Delaware on September 4, 2008[1]
(1)(b)(i)	Declaration of Trust dated as of September 4, 2008[1]
(1)(b)(ii)	Amended Schedule A to the Declaration of Trust[62]
(2)	Amended and Restated By-Laws[56]
(3)	Not applicable
(4)	Form of Agreement and Plan of Reorganization is attached as Appendix B to the Combined Information Statement/Prospectus.

(5)	The Trust does not issue Certificates. See Article III, “Meetings of Shareholders,” and Article VIII, “Inspection of Records and Reports” of Registrant’s Bylaws.[1] See Article III, “Shares,” and Article V, “Shareholders’ Voting Powers and Meetings” of Declaration of Trust of the Registrant.[1]
(6)(a)(i)	Third Amended and Restated Investment Management Agreement[30]
(6)(a)(ii)	First Amendment to Third Amended and Restated Investment Management Agreement[34]
(6)(a)(iii)	Second Amendment to Third Amended and Restated Investment Management Agreement[39]
(6)(a)(iv)	Third Amendment to Third Amended and Restated Investment Management Agreement[44]
(6)(a)(v)	Fourth Amendment to Third Amended and Restated Investment Management Agreement[46]
(6)(a)(vi)	Fifth Amendment to Third Amended and Restated Investment Management Agreement[47]
(6)(a)(vii)	Sixth Amendment to Third Amended and Restated Investment Management Agreement[54]
(6)(a)(viii)	Seventh Amendment to Third Amended and Restated Investment Management Agreement[62]
(7)(a)(i)	Distribution Agreement[35]
(7)(a)(ii)	Distribution Fee Letter Agreement[35]
(7)(a)(iii)	First Amendment to Distribution Agreement[37]
(7)(a)(iv)	First Amendment to Distribution Fee Letter Agreement[37]
(7)(a)(v)	Second Amendment to Distribution Agreement[38]
(7)(a)(vi)	Second Amendment to Distribution Fee Letter Agreement[38]
(7)(a)(vii)	Third Amendment to Distribution Agreement[43]
(7)(a)(viii)	Third Amendment to Distribution Fee Letter Agreement[43]
(7)(a)(ix)	Fourth Amendment to Distribution Agreement[45]
(7)(a)(x)	Fourth Amendment to Distribution Fee Letter Agreement[45]
(7)(a)(xi)	Fifth Amendment to Distribution Agreement[47]
(7)(a)(xii)	Fifth Amendment to Distribution Fee Letter Agreement[47]
(7)(a)(xiii)	Sixth Amendment to Distribution Agreement[48]
(7)(a)(xiv)	Seventh Amendment to Distribution Agreement[53]
(7)(a)(xv)	Sixth Amendment to Distribution Fee Letter Agreement[53]
(7)(a)(xvi)	Eighth Amendment to Distribution Agreement[52]
(7)(a)(xvii)	Seventh Amendment to Distribution Fee Letter Agreement[52]
(7)(a)(xviii)	Eighth Amendment to Distribution Fee Letter Agreement[56]
(7)(a)(xix)	Ninth Amendment to Distribution Agreement[56]
(7)(a)(xx)	Ninth Amendment to Distribution Fee Letter Agreement[62]
(7)(a)(xxi)	Tenth Amendment to Distribution Agreement[62]
(7)(a)(xxii)	Eleventh Amendment to Distribution Agreement[66]
(7)(a)(xxiii)	Tenth Amendment to Distribution Fee Letter Agreement[66]
(8)	Not applicable
(9)(a)(i)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[6]
(9)(a)(ii)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[8]
(9)(a)(iii)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[8]
(9)(a)(iv)	Second Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[9]
(9)(a)(v)	Third Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[10]
(9)(a)(vi)	Fourth Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[11]
(9)(a)(vii)	Fifth Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[13]
(9)(a)(viii)	Sixth Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[14]
(9)(a)(ix)	Seventh Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[15]
(9)(a)(x)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[15]
(9)(a)(xi)	Eighth Amendment to Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[18]
(9)(a)(xii)	Ninth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[23]
(9)(a)(xiii)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[23]

(9)(a)(xiv)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[23]
(9)(a)(xv)	Tenth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[24]
(9)(a)(xvi)	Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[24]
(9)(a)(xvii)	Eleventh Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[29]
(9)(a)(xviii)	Global Custody Agreement between the AQR Funds and JPMorgan Chase Bank, N.A.[32]
(9)(a)(xix)	Joinder to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[33]
(9)(a)(xx)	Joinder to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[43]
(9)(a)(xxi)	Joinder to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[53]
(9)(a)(xxii)	Fifteenth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[59]
(9)(a)(xxiii)	Sixteenth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[62]
(9)(a)(xxiv)	Seventeenth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[67]
(9)(a)(xxv)	Eighteenth Amendment to Global Custody Agreement between AQR Funds and JPMorgan Chase Bank, N.A.[67]
(9)(b)(i)	Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[16]
(9)(b)(ii)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[20]
(9)(b)(iii)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[23]
(9)(b)(iv)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[24]
(9)(b)(v)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[26]
(9)(b)(vi)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[27]
(9)(b)(vii)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[29]
(9)(b)(viii)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[32]
(9)(b)(vix)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[59]
(9)(b)(x)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[62]
(9)(b)(xi)	Amendment to Master Custodian Agreement between AQR Funds and State Street Bank and Trust Company[66]
(10)(a)(i)	Amended and Restated Distribution Plan[24]
(10)(a)(ii)	Amended Exhibit A to Amended and Restated Distribution Plan[62]
(10)(b)(i)	Twenty-Sixth Amended and Restated Multiple Class Plan[62]
(11)(a)(i)	Opinion of Counsel as to the legality of the securities being registered for AQR Large Cap Multi-Style Fund[64]
(11)(a)(ii)	Opinion of Counsel as to the legality of the securities being registered for AQR Small Cap Multi-Style Fund[64]
(11)(a)(iii)	Opinion of Counsel as to the legality of the securities being registered for AQR International Multi-Style Fund[64]
(12)	Opinion and Consent of Simpson Thacher & Bartlett LLP with respect to tax consequences of each Reorganization*
(13)(a)(i)	Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[6]
(13)(a)(ii)	Amendment to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[7]
(13)(a)(iii)	Amendment Two to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[8]

(13)(a)(iv)	Amendment Three to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[9]
(13)(a)(v)	Amendment Four to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[10]
(13)(a)(vi)	Amendment Five to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[11]
(13)(a)(vii)	Amendment Six to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[13]
(13)(a)(viii)	Amendment Seven to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[14]
(13)(a)(ix)	Amendment Eight to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[15]
(13)(a)(x)	Amendment Nine to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[18]
(13)(a)(xi)	Amendment Ten to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[23]
(13)(a)(xii)	Amendment Eleven to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[24]
(13)(a)(xiii)	Amendment Twelve to Administration Agreement between AQR Funds and J.P. Morgan Investor Services Co.[29]
(13)(a)(xiv)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[32]
(13)(a)(xv)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[33]
(13)(a)(xvi)	Amendment to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[36]
(13)(a)(xvii)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[37]
(13)(a)(xviii)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[43]
(13)(a)(xix)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[47]
(13)(a)(xx)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[53]
(13)(a)(xxi)	Addendum to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[57]
(13)(a)(xxii)	Amendment to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[61]
(13)(a)(xxiii)	Joinder to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[62]
(13)(a)(xxiv)	Amendment to Administration Agreement between AQR Funds and J.P. Morgan Chase Bank, N.A.[66]
(13)(b)(i)	Transfer Agency and Service Agreement[2]
(13)(b)(ii)	Amendment to Transfer Agency and Service Agreement[3]
(13)(b)(iii)	Second Amendment to Transfer Agency and Service Agreement[5]
(13)(b)(iv)	Third Amendment to Transfer Agency and Service Agreement[6]
(13)(b)(v)	Fourth Amendment to Transfer Agency and Service Agreement[8]
(13)(b)(vi)	Fifth Amendment to Transfer Agency and Service Agreement[9]
(13)(b)(vii)	Sixth Amendment to Transfer Agency and Service Agreement[10]
(13)(b)(viii)	Seventh Amendment to Transfer Agency and Service Agreement[11]
(13)(b)(ix)	Eighth Amendment to Transfer Agency and Service Agreement[13]
(13)(b)(x)	Ninth Amendment to Transfer Agency and Service Agreement[13]
(13)(b)(xi)	Tenth Amendment to Transfer Agency and Service Agreement[14]
(13)(b)(xii)	Eleventh Amendment to Transfer Agency and Service Agreement[15]
(13)(b)(xiii)	Twelfth Amendment to Transfer Agency and Service Agreement[18]
(13)(b)(xiv)	Thirteenth Amendment to Transfer Agency and Service Agreement[21]
(13)(b)(xv)	Fourteenth Amendment to Transfer Agency and Service Agreement[23]
(13)(b)(xvi)	Fifteenth Amendment to Transfer Agency and Service Agreement[24]
(13)(b)(xvii)	Sixteenth Amendment to Transfer Agency and Service Agreement[25]
(13)(b)(xviii)	Seventeenth Amendment to Transfer Agency and Service Agreement[28]
(13)(b)(xix)	Eighteenth Amendment to Transfer Agency and Service Agreement[29]
(13)(b)(xx)	Nineteenth Amendment to Transfer Agency and Service Agreement[32]
(13)(b)(xxi)	Twentieth Amendment to Transfer Agency and Service Agreement[33]
(13)(b)(xxii)	Twenty-First Amendment to Transfer Agency and Service Agreement[37]
(13)(b)(xxiii)	Twenty-Second Amendment to Transfer Agency and Service Agreement[38]
(13)(b)(xxiv)	Twenty-Third Amendment to Transfer Agency and Service Agreement[43]

(13)(b)(xxv)	Twenty-Fourth Amendment to Transfer Agency and Service Agreement[45]
(13)(b)(xxvi)	Twenty-Fifth Amendment to Transfer Agency and Service Agreement[47]
(13)(b)(xxvii)	Twenty-Sixth Amendment to Transfer Agency and Service Agreement[53]
(13)(b)(xxviii)	Twenty-Seventh Amendment to Transfer Agency and Service Agreement[52]
(13)(b)(xxix)	Twenty-Eighth Amendment to Transfer Agency and Services Agreement[56]
(13)(b)(xxx)	Twenty-Ninth Amendment to Transfer Agency and Services Agreement[56]
(13)(b)(xxxi)	Thirtieth Amendment to Transfer Agency and Services Agreement[62]
(13)(b)(xxxii)	Thirty-First Amendment to Transfer Agency and Services Agreement[67]
(13)(c)(i)	Transfer Agency Interactive Client Services Agreement[3]
(13)(c)(ii)	Amendment to Transfer Agency Interactive Client Services Agreement[3]
(13)(c)(iii)	Second Amendment to Transfer Agency Interactive Client Services Agreement[5]
(13)(c)(iv)	Third Amendment to Transfer Agency Interactive Client Services Agreement[6]
(13)(c)(v)	Fourth Amendment to Transfer Agency Interactive Client Services Agreement[8]
(13)(c)(vi)	Fifth Amendment to Transfer Agency Interactive Client Services Agreement[9]
(13)(c)(vii)	Sixth Amendment to Transfer Agency Interactive Client Services Agreement[10]
(13)(c)(viii)	Seventh Amendment to Transfer Agency Interactive Client Services Agreement[11]
(13)(c)(ix)	Eighth Amendment to Transfer Agency Interactive Client Services Agreement[13]
(13)(c)(x)	Ninth Amendment to Transfer Agency Interactive Client Services Agreement[13]
(13)(c)(xi)	Tenth Amendment to Transfer Agency Interactive Client Services Agreement[14]
(13)(c)(xii)	Eleventh Amendment to Transfer Agency Interactive Client Services Agreement[15]
(13)(c)(xiii)	Twelfth Amendment to Transfer Agency Interactive Client Services Agreement[18]
(13)(c)(xiv)	Thirteenth Amendment to Transfer Agency Interactive Client Services Agreement[21]
(13)(c)(xv)	Fourteenth Amendment to Transfer Agency Interactive Client Services Agreement[23]
(13)(c)(xvi)	Fifteenth Amendment to Transfer Agency Interactive Client Services Agreement[24]
(13)(c)(xvii)	Sixteenth Amendment to Transfer Agency Interactive Client Services Agreement[25]
(13)(c)(xviii)	Seventeenth Amendment to Transfer Agency Interactive Client Services Agreement[28]
(13)(c)(xix)	Eighteenth Amendment to Transfer Agency Interactive Client Services Agreement[29]
(13)(c)(xx)	Nineteenth Amendment to Transfer Agency Interactive Client Services Agreement[32]
(13)(c)(xxi)	Twentieth Amendment to Transfer Agency Interactive Client Services Agreement[33]
(13)(c)(xxii)	Twenty-First Amendment to Transfer Agency Interactive Client Services Agreement[37]
(13)(c)(xxiii)	Twenty-Second Amendment to Transfer Agency Interactive Client Services Agreement[38]
(13)(c)(xxiv)	Twenty-Third Amendment to Transfer Agency Interactive Client Services Agreement[43]
(13)(c)(xxv)	Twenty-Fourth Amendment to Transfer Agency Interactive Client Services Agreement[45]
(13)(c)(xxvi)	Twenty-Fifth Amendment to Transfer Agency Interactive Client Services Agreement[47]
(13)(c)(xxvii)	Twenty-Sixth Amendment to Transfer Agency Interactive Client Services Agreement[53]
(13)(c)(xxviii)	Twenty-Seventh Amendment to Transfer Agency Interactive Client Services Agreement[52]
(13)(c)(xxix)	Twenty-Eighth Amendment to Transfer Agency Interactive Client Services Agreement[56]
(13)(c)(xxx)	Twenty-Ninth Amendment to Transfer Agency Interactive Client Services Agreement[61]
(13)(c)(xxxi)	Thirtieth Amendment to Transfer Agency Interactive Client Services Agreement[62]
(13)(c)(xxxii)	Thirty-First Amendment to Transfer Agency Interactive Client Services Agreement[67]
(13)(d)(i)	Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[54]
(13)(d)(ii)	First Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[55]
(13)(d)(iii)	Second Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[56]
(13)(d)(iv)	Third Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[57]
(13)(d)(v)	Fourth Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[58]
(13)(d)(vi)	Fifth Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[59]
(13)(d)(vii)	Sixth Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[60]
(13)(d)(viii)	Seventh Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[61]

(13)(d)(ix)	Eighth Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[62]
(13)(d)(x)	Ninth Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[63]
(13)(d)(xi)	Tenth Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[65]
(13)(d)(xii)	Eleventh Amendment to Sixth Amended and Restated Fee Waiver and Expense Reimbursement Agreement[66]
(13)(e)	Form of Fund of Funds Investment Agreement[57]
(14)	Consent of Independent Registered Public Accounting Firm[64]
(15)	Not applicable
(16)	Power of Attorney[64]
(17)	Not applicable
(18)	Not applicable

1	Incorporated by reference from the Registrant’s initial Registration Statement, SEC File No. 333-153445, filed September 11, 2008.
2	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 17, 2008.
3	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 19, 2009.
4	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 9, 2009.
5	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 28, 2009.
6	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 28, 2010.
7	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 3, 2011.
8	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 15, 2011.
9	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 13, 2012.
10	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 25, 2012.
11	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 26, 2012.
12	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed November 26, 2012.
13	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2013.
14	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 20, 2013.
15	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 19, 2013.
16	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 31, 2013.
17	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 27, 2013.
18	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 27, 2014.
19	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 17, 2014.
20	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 2, 2014.

21	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed July 9, 2014.
22	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 29, 2014.
23	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed September 15, 2014.
24	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2015.
25	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 30, 2015.
26	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 29, 2015.
27	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2016.
28	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed February 12, 2016.
29	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 9, 2016.
30	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 27, 2017.
31	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 27, 2017.
32	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 22, 2017.
33	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 27, 2017.
34	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 26, 2018.
35	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 27, 2018.
36	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 1, 2018.
37	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 12, 2018.
38	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2019.
39	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 30, 2019.
40	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2020.
41	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 13, 2020.
42	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 29, 2020.
43	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 26, 2020.
44	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 13, 2021.
45	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 28, 2021.
46	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed March 12, 2021.
47	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 28, 2021.
48	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 20, 2021.

49	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 1, 2021.
50	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed October 18, 2021.
51	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed December 14, 2021.
52	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 29, 2022.
53	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 29, 2022.
54	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 18, 2022.
55	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 26, 2023.
56	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 27, 2023.
57	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 25, 2024.
58	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 29, 2024.
59	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed August 16, 2024.
60	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 24, 2025.
61	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 25, 2025.
62	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed June 13, 2025.
63	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed January 26, 2026.
64	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-293785, filed February 26, 2026.
65	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 28, 2026.
66	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed April 29, 2026.
67	Incorporated by reference from the Registrant’s Registration Statement, SEC File No. 333-153445, filed May 7, 2026.

* Filed herewith.

Item 17.  Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Post-Effective Amendment to the Registrant Statement has been signed on behalf of the Registrant, in the City of Greenwich, Connecticut, on the 22nd day of May, 2026.

AQR Funds

By	/s/ John Howard
John Howard President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Howard	John Howard
(John Howard)	President, Chief Executive Officer and Trustee (Principal Executive Officer)	May 22, 2026

/s/ Matthew Plastina	Matthew Plastina
(Matthew Plastina)	Chief Financial Officer (Principal Financial Officer)	May 22, 2026

*	Gregg D. Behrens
(Gregg D. Behrens)	Trustee

*	Kathleen M. Hagerty
(Kathleen M. Hagerty)	Trustee

*	Lisa Polsky
(Lisa Polsky)	Trustee

*	Roy Swan
(Roy Swan)	Trustee

*	Mark A. Zurack
(Mark A. Zurack)	Trustee

*By: /s/ Nicole DonVito		May 22, 2026
Nicole DonVito Attorney-in-fact for each Trustee

EXHIBIT INDEX

(12)	Opinion and Consent of Simpson Thacher & Bartlett LLP with respect to tax consequences of each Reorganization